Exhibit (a)(1)(H)

KOCH FOREST PRODUCTS COMMENCES CASH TENDER OFFER

FOR GEORGIA-PACIFIC STOCK AT $48 PER SHARE

WICHITA, Kan – Nov. 17, 2005 – Koch Industries, Inc. today announced that Koch Forest Products, Inc., its indirect wholly owned subsidiary, has commenced a cash tender offer for all outstanding shares of Georgia-Pacific Corporation (NYSE: GP) at a price of $48.00 per share. Koch Industries and Georgia-Pacific announced on Sunday they had reached a definitive merger agreement for Koch Forest Products, Inc. to acquire Georgia-Pacific.

The Board of Directors of Georgia-Pacific has unanimously determined that the offer and the merger are fair to and in the best interests of Georgia-Pacific and its shareholders, approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer, and recommended that holders of shares of Georgia-Pacific common stock accept the offer and tender their shares in the offer.

There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the European Commission having issued a decision declaring the transactions contemplated by the merger agreement to be compatible with the common market under the applicable merger regulation and certain other foreign antitrust approvals having been obtained.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which Georgia-Pacific’s shareholders may be entitled will expire at 12:00 midnight, New York City time, on Thursday, December 15, 2005. Following the acceptance for payment of shares in the tender offer, Koch Forest Products will be merged into Georgia-Pacific, with Georgia-Pacific surviving the merger as a privately held, indirect wholly-owned subsidiary of Koch Industries. Any Georgia-Pacific shareholders who have not sold their shares in the tender offer will have certain dissenters’ rights with respect to the merger under the applicable provisions of the Georgia Business Corporation Code, if those rights are perfected.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed by Koch Forest Products and Koch Industries with the SEC. In addition, Georgia-Pacific will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available from Georgeson Shareholder Communications Inc., the information agent for the tender offer at (888) 867-6856 (Toll Free). Banks and brokers are asked to call (212) 440-9800. Mellon Investor Services LLC is acting as depositary for the tender offer. The dealer manager for the offer is Citigroup Global Markets Inc.

About Georgia-Pacific

Headquartered at Atlanta, Georgia-Pacific is one of the world’s leading manufacturers and marketers of tissue, packaging, paper, building products and related chemicals. With 2004 annual sales of approximately $20 billion, the company employs 55,000 people at more than 300 locations in North America and Europe. Its familiar consumer tissue brands include Quilted Northern®, Angel Soft®, Brawny®, Sparkle®, Soft ‘n Gentle®, Mardi Gras®, Vanity Fair® and Lotus®, as well as the Dixie® brand of disposable cups, plates and cutlery. Georgia-Pacific’s building products manufacturing business has long been among the nation’s leading supplier of building products to lumber and building materials dealers and large do-it-yourself warehouse retailers. For more information, visit www.gp.com.

About Koch Industries

Koch Industries, Inc., based in Wichita, Kan., (www.kochind.com), owns a diverse group of companies engaged in trading, operations and investments worldwide, including a presence in 50 countries in such core industries as trading, petroleum, chemicals, energy, fibers, fertilizers, pulp and paper, ranching, securities and finance.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to Georgia-Pacific security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Koch Industries, Inc. and Georgia-Pacific Corporation, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings, the maintenance of Georgia-Pacific’s headquarters in Atlanta and any other statements contained in this news release that are not purely historical fact are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, the discussion of risks and uncertainties in the Georgia-Pacific 2004 10-K and other SEC filings. The forward-looking statements contained in this news release are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

Contacts:

Georgia-Pacific Corp.	Koch Industries, Inc.
Sheila Weidman – (404) 652-6322 Robin Keegan – (404) 652-4713	MaryBeth Jarvis – (316) 828-3756